Exhibit 99.1

Mesoblast Limited ABN 68 109 431 870

19 April 2016	Corporate Headquarters Level 38 55 Collins Street Melbourne, Victoria 3000 AUSTRALIA T +61 3 9639 6036 F +61 3 9639 6030

Manager Market Announcements Office ASX Limited Exchange Centre 20 Bridge Street Sydney NSW 2000

United States Operations

505 Fifth Avenue

Third Floor

New York, NY 10017

USA

T +1 212 880 2060

F +1 212 880 2061

Asia

20 Biopolis Way

#05-01 Centros

Biopreneur 3

SINGAPORE 138668

T +65 6570 0635

F +65 6570 0176

Dear Sir or Madam	info@mesoblast.com www.mesoblast.com

Release of shares from voluntary escrow

Mesoblast Limited (ASX Code: MSB) gives notice in accordance with ASX Listing Rule 3.10A that 15,298,837 ordinary shares, which are subject to voluntary escrow arrangements, will be released from escrow on 5 May 2016.

Yours sincerely

/s/ Charlie Harrison

Charlie Harrison

Senior Legal Counsel and Company Secretary